
05007964

Amer Sports Corporation

Stock e: ...
April 28, 2005 at 1:00 pm

AMER SPORTS CORPORATION'S INTERIM REPORT, JANUARY - MARCH 2005
Amer Sports' comparable net sales in local currencies rose by 5%

- In the January - March 2005 period, Amer Sports' net sales rose by 2% to EUR 277.8 million (January - March 2004: EUR 271.6 million).
- Earnings before interest and taxes (EBIT) amounted to EUR 21.5 million (2004: 27.4) and earnings per share were EUR 0.20 (2004: EUR 0.24).
- The company completed its name change to Amer Sports Corporation.
- In 2005, Amer Sports' comparable net sales in local currencies are expected to grow by 3-5% compared with 2004. Earnings per share for 2005 are expected to be EUR 0.90-1.05.
- The application of the new IFRS standards affects the presentation of the comparative information for 2004 such that the net effect of discontinued operations on the results for the period is presented on a single line as a separate item from continuing operations.

EUR million	1-3/2005	1-3/2004	Change, %	2004
CONTINUING OPERATIONS				
Net sales	277.8	271.6	2	1,035.9
Gross profit	113.3	113.4		435.8
EBIT	21.5	27.4	-22	100.5
Financing income and expenses	-0.7	-1.7		-3.5
Earnings before taxes	20.8	25.7	-19	97.0
Net result, continuing operations	14.2	16.7	-15	68.6
Discontinued operations	-	13.5		14.0
Net result	14.2	30.2		82.6
Earnings per share, continuing operations, EUR	0.20	0.24		0.96
Earning per share, discontinued operations, EUR	-	0.19		0.20
ROCE, % *)	16.4	22.5		17.7

*) 12 months' rolling average

Roger Talermo, President and CEO, Amer Sports:

"The first quarter in the sports equipment market was in line with expectations. In January - March, Amer Sports' net sales grew by 2%. In local currency terms, net sales rose by 5%. In Asia Pacific, net sales grew by 29% thanks to surging sales in Japan.

In Fitness Equipment Division, the first and last quarters are the most critical periods of the year. In January-March 2005 the Fitness Equipment Division's net sales in local currencies grew by 12% compared to the corresponding period last year.

The Team Sports Division continued to perform well. Its net sales in local currencies rose by 9%. Suunto's net sales in local currencies were up 7%. The Racquet Sports Division's sales were in line with objectives in the January - March period and net sales rose by 6% in local currency terms.

The golf equipment market highly competitive, and the Golf Division's net sales remained on a par with last year in local currency terms. Sales of premium golf ... rose clearly during January - March. The golf equipment season is now

getting under swing - for this reason, full-year market trends in 2005 can only be assessed following the end of the second quarter.

The Winter Sports Division's net sales in local currencies fell by 8%. In Winter Sports, deliveries are heavily weighted towards the latter part of the year."

For further information, please contact:

Mr Roger Talermo, President & CEO, tel. +358 9 7257 8210
Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212

A press conference on Amer Sports' financial results for the January - March 2005 will be held for analysts and media today at 3 pm Finnish time at Amer Sports' Helsinki headquarters (Mäkelänkatu 91).

AMER SPORTS CORPORATION'S INTERIM REPORT, JANUARY - MARCH 2005

In the January - March period of 2005, Amer Sports' net sales were EUR 277.8 million (January - March 2004: EUR 271.6 million). Earnings before interest and taxes (EBIT) amounted to EUR 21.5 million (27.4). Earnings before taxes were EUR 20.8 million (25.7) and earnings per share were EUR 0.20 (0.24).

In 2005, Amer Sports' comparable net sales in local currencies are expected to grow by 3-5% compared with last year. The company expects that the growth in demand for sports equipment will plateau in the United States, while demand is anticipated to keep recovering slowly in Europe and Japan. Earnings per share for 2005 are forecast to be EUR 0.90-1.05 (2004, continuing operations: EUR 0.96).

JANUARY - MARCH NET SALES AND EBIT

Net sales in January - March 2005 rose by 2% to EUR 277.8 million (January - March 2004: EUR 271.6 million). In local currencies, net sales grew by 5%. With the exception of the Winter Sports Division and Golf Division, sales of all business areas grew in local currency terms.

Net sales by geographical market were as follows: the Americas (including Latin America) 63%, EMEA (Europe, Middle East, Africa) 26%, and Asia Pacific 11%. Sales in the Americas and EMEA remained at the same level as in the corresponding period of last year. In Asia Pacific, net sales grew by 26% thanks to surging sales in Japan. In local currencies, net sales in the Americas grew by 4% and in Asia Pacific by 29%. In EMEA, net sales were unchanged.

The Group's EBIT totaled EUR 21.5 million (27.4). EBIT was reduced due to the investments made in sales and marketing especially in Fitness Equipment and Winter Sports Divisions.

Earnings before taxes were EUR 20.8 million (25.7) and earnings per share were EUR 0.20 (0.24).

Return on capital employed (ROCE) was 16.4% (12 months' rolling average) (January - March 2004: 22.5%).

CAPITAL EXPENDITURE

The Group's gross expenditure amounted to EUR 2.7 million (2.6) during the period under review. The Group's depreciation was EUR 3.6 million (4.0).

RESEARCH AND DEVELOPMENT

A total of EUR 7.4 million (7.4) was invested in research and development, representing 2.7% of net sales.

FINANCIAL POSITION AND CASH FLOW

The Group's net financial expenses totaled EUR 0.7 million (1.7).

Financial position and liquidity remained strong. Cash flow from operating activities after interest and taxes was EUR 28.8 million (41.5). Net cash flow from investing activities was EUR -2.6 million (2.8). Dividends totaling EUR 32.0 million were paid.

The Group's net debt at the end of March totaled EUR 137.5 million (December 31, 2004: EUR 133.2 million).

At the end of March, EUR 30.9 million of the Group's interest-bearing debt matured after 12 months. In addition, the Group had EUR 57.7 million in unused committed credit facilities, all of which will mature after 12 months.

Liquid assets amounted to EUR 18.9 million at the end of period.

The equity ratio rose to 54.5% (31 March 2004: 48.0%), and gearing was 31% (31 March 2004: 29%).

PERSONNEL

The Group had 4,329 employees at the end of the period under review (31 March 2004: 4,046), with an average of 4,278 employees during the period. At the end of the period, a total of 2,273 (2,109) were employed in the Americas, 1,659 (1,578) in EMEA, and 397 (359) in Asia Pacific.

AMER SPORTS' SHARES AND SHAREHOLDERS

A total of 19.9% of Amer Sports' shares in issue were traded during the period under review, of which approximately 14.1 million were traded on the Helsinki Stock Exchange and approximately 0.1 million on the London Stock Exchange, making a total of 14.2 million shares. In Helsinki, the share price low was EUR 12.45, the high EUR 14.50, and the average EUR 13.67. The company's market capitalization stood at EUR 989.2 million on 31 March 2005.

There were 13,957 registered shareholders at the end of March. 53.5% of the shares in issue were in foreign ownership.

Trading in the warrants related to the 2002 warrant scheme for Amer Sports Corporation's key employees began on the Main List of the Helsinki Stock Exchange on January 18, 2005. The total number of warrants is 519,100. Each warrant entitles its holder to subscribe for three (3) shares of Amer Sports Corporation with an accounting par value of EUR 4.0 per share. The warrants' subscription price is EUR 10.79 per share. The warrants' subscription period with the warrants began on January 1, 2005 and it will end on December 31, 2007. As a result of subscriptions, the number of shares of Amer Sports Corporation can increase by a maximum of 1,557,300 new shares and the share capital can increase by a maximum of EUR 6,229,200.

On February 3, 2005, Amer Sports Corporation's Board of Directors decided to increase the number of 2004 warrants granted to key employees of Amer Sports. The total number of warrants granted to key employees rose to 290,900. The additional warrants were transferred because the growth and profitability targets set by the Board of Directors were achieved. In accordance with the terms and conditions of the warrants, the 159,100 warrants now remaining unused will be automatically

cancelled on December 31, 2005. 100,000 warrants remain to be used in connection with possible future acquisitions and other M&A arrangements.

Amer Sports' share capital totaled EUR 285,679,440 and the total number of shares in issue was 71,419,860 at period's end.

At the end of the period, the Board of Directors had no outstanding authorizations to issue shares.

AGM RESOLUTIONS

On the basis of a resolution approved by Amer Sports Corporation's Annual General Meeting on 16 March 2005, a dividend of EUR 0.50 per share was distributed for the 2004 financial year. The dividend was paid on 30 March 2005.

The AGM adopted the Board's proposal to amend paragraph 2 in Article 1 of the Company's Articles of Association as follows: "The Company's trade name is Amer Sports Oyj in Finnish and it is domiciled in Helsinki. In English, the Company's trade name is Amer Sports Corporation."

In accordance with the Nomination Committee's proposal, it was confirmed that the number of Board members shall be seven (7). Felix Björklund, Ilkka Brotherus, Pekka Kainulainen, Tuomo Lähdesmäki, Timo Maasilta, Roger Talermo, and Anssi Vanjoki were re-elected as members of the Board of Directors until the end of the 2006 AGM.

At its first meeting immediately following the AGM, the Board of Directors elected Pekka Kainulainen as Chairman and Ilkka Brotherus as Vice Chairman. Pekka Kainulainen (Chairman of the Committee), Anssi Vanjoki, and Felix Björklund were elected as members of the Remuneration Committee. Felix Björklund (Chairman of the Committee), Ilkka Brotherus, and Timo Maasilta were elected as members of the Nomination Committee. Tuomo Lähdesmäki (Chairman of the Committee) and Ilkka Brotherus were elected as members of the Audit Committee.

The AGM decided on the annual remuneration to be paid to the members of the Board: Chairman, EUR 50,000, Vice Chairman, EUR 40,000, and other members, EUR 30,000. 40% of the annual remuneration is to be paid in the form of the company's shares and 60% in cash. A member of the Board is not allowed to sell or transfer any of these shares to any third party during the term of their respective Board membership. However, this limitation is only valid for no more than five years after the acquisition of the shares. The President of the Company does not receive any additional remuneration in respect of his Board membership.

The AGM adopted the Board's proposal to grant warrants. A total of 500,000 warrants will be granted. Each warrant shall entitle its holder to subscribe for one (1) Amer Sports Corporation share whose accounting countervalue is four (4) euros. As a result of any subscriptions, the Company's share capital may increase by a maximum of EUR 2,000,000. Waiving the pre-emptive subscription right of shareholders, the warrants will be granted for subscription by Amera Oy, which is part of the same group as the Company, and they will be used as long-term incentives for the Company's group management in 2005-2009 in a manner to be specified by the Company's Board of Directors. Warrants will be granted to the group management after the publication of the 2007 financial statements. The warrants can only be subscribed for during the period from April 10 to June 30, 2005, inclusive. The share subscription price is EUR 14.86, which is the share turnover-weighted average price of Amer Sports Corporation's shares on the Helsinki Stock Exchange during the period from January 2 to February 14, 2005, plus ten (10) per cent. The share subscription period will begin on March 1, 2008, and end on December 31, 2009.

The AGM approved the proposal that the Board of Directors be authorized to decide on the buyback and disposal of Amer shares. At present, Amer Sports Corporation does not own any Amer shares.

PricewaterhouseCoopers Oy, Authorized Public Accountants, was elected to act as the company's auditor. The auditor in charge of the audit is Mr Göran Lindell, Authorized Public Accountant.

DIVISIONAL REVIEWS

RACQUET SPORTS

EUR million	1-3/ 2005	1-3/ 2004	Change, %
Net sales	61.0	58.7	4
EBIT	9.0	7.2	25
ROCE, 12 months' rolling average, %	69.8	57.6	

The Racquet Sports Division continued to perform well. In local currencies, the Racquet Sports Division's net sales grew by 6% compared to the corresponding period of last year. Sales grew by 6% in the Americas and by 22% in Asia Pacific. In EMEA, sales declined by 2%.

EBIT grew by 25% and was EUR 9.0 million. Better gross margins contributed to this good performance.

In the review period, the US tennis markets remained at previous year's level.

Wilson remained strongly positioned as the global market leader in tennis rackets. During the period under review, sales of Wilson's tennis rackets grew by 10% as sales of premium rackets increased by 6%. The new nCode rackets that feature nanotechnology continue to be popular the world over. Sales of tennis balls increased by 5%. Sales of footwear declined by 8%.

In addition to tennis, the Racquet Sports Division will continue to invest in and focus on badminton equipment.

On April 25, 2005, Wilson leveraged its relationship with Tennis Australia and made a five-year agreement whereby Wilson became the official tennis ball of the Australian Open as from 2006.

GOLF

EUR million	1-3/ 2005	1-3/ 2004	Change, %
Net sales	47.4	48.6	-2
EBIT	4.5	3.2	41
ROCE, 12 months' rolling average, %	6.8	-26.3	

In the Golf Division, net sales in local currencies in the January - March period remained on a par with last year. Sales declined by 6% in the Americas and by 2% in EMEA. In Asia Pacific, sales grew by 30%.

According to the Company's own estimates, the overall size of the global golf market remained about the same as last year. In January - March, overall sales of golf equipment to the trade declined by 3% in the US compared with the corresponding period of the previous year and the number of rounds played fell by 3.5% (January - February).

Sales of golf clubs rose by 4%. Global shipments of the new Wilson Staff product line started. Sales of these premium clubs increased by 23%, which in turn

benefited EBIT in the first few months of the year. The golf ball market continued to be extremely competitive, and Wilson golf ball sales were similar to last year.

TEAM SPORTS

EUR million	1-3/ 2005	1-3/ 2004	Change, %
Net sales	63.9	61.5	4
EBIT	12.6	12.3	2
ROCE, 12 months' rolling average, %	38.4	40.5	

Stated in local currencies, the Team Sports Division's net sales grew by 9%. Sales rose by 7% in the Americas, 9% in EMEA, and 120% in Asia Pacific. Outside the United States, sales saw exceptionally buoyant growth in Japan. EBIT grew by 7% in local currency terms.

The fastest growing product categories in Team Sports were baseball and softball bats (34%). In the US, baseball continued to grow in popularity. The DeMarini bats have been well-received the world over.

Sales of training equipment were boosted by better use of the Company's extensive sales and distribution network as well as by new product launches.

WINTER SPORTS

EUR million	1-3/ 2005	1-3/ 2004	Change, %
Net sales	26.5	28.9	-8
EBIT	-8.4	-5.1	-65
ROCE, 12 months' rolling average, %	28.7	35.2	

The Winter Sports Division's net sales in local currencies decreased by 8% in January - March compared with the corresponding period of 2004. In line with its business cycle, the Winter Sports Division's deliveries are heavily weighted towards the latter part of the year, the busiest months for deliveries being September and October. Sales fell by 4% in EMEA and 27% in the Americas. Poor weather conditions reduced the amount of additional orders received in the US.

EBIT was EUR -8.4 million (-5.1). Two of the main factors affecting EBIT were increased investment in sales and marketing as well as the sales decline in North America.

The Winter Sports Division will continue to develop innovative products. During the period under review, Atomic launched the IZOR ski line, which utilizes nanotechnology.

From the beginning of the year, sales of Winter Sports' products in Italy and Russia have been handled by its new locally based Amer Sports sales and distribution companies.

FITNESS EQUIPMENT

EUR million	1-3/ 2005	1-3/ 2004	Change, %
Net sales	59.0	55.1	7
EBIT	5.8	9.5	-39
ROCE, 12 months' rolling average, %	39.3	124.4	

The Fitness Equipment Division net sales increased by 12% in local currency terms. The fastest growing product categories were treadmills and stationary cycles.

Sales of audio/video entertainment, hardware, and systems have all developed positively.

The Fitness Equipment Division is investing heavily in developing its business outside the US market. During the period under review, sales outside the Americas grew by 14%.

Stated in local currencies, the Fitness Equipment Division's EBIT declined by 36% due to investment in sales and marketing. In addition, the Company hasn't been able to pass on in full increased steel and freight costs in its selling prices. The profitability of the businesses that were integrated last year has not as yet reached its objective.

The fitness sector continued to grow in North America. Growth was seen in sales of fitness equipment to fitness clubs and for home use. The division's position as a major international full-line supplier of fitness equipment was bolstered by expanding its product range into commercial strength, entertainment systems and services.

In March, the Fitness Equipment Division launched the new EFX®576i total-body elliptical crosstrainer for fitness clubs.

SPORTS INSTRUMENTS

EUR million	1-3/ 2005	1-3/ 2004	Change, %
Net sales	20.0	18.8	6
EBIT	1.7	1.8	-6
ROCE, 12 months' rolling average, %	33.8	28.5	

In the Sports Instruments Division, net sales in the January - March period grew by 7% in local currency terms. Sales rose by 10% in EMEA and 5% in the Americas.

Sales of Suunto's diving instruments grew by 15% during the review period. Sales were boosted especially by the Suunto D9 dive computer, which has attracted great interest in the market. Sales of wristop computers grew by 2%. Wristop computers and diving instruments accounted for 62% of Suunto's net sales in the review period. Diving and Watersports Suits grew by 10%.

In January, Suunto started delivering speed and distance measurement accessories (foot pod and bike pod) for the Suunto t6 wristop computer. In May, Suunto will start deliveries of the Suunto X3HR 2005 model, which has an improved look and feel. This training tool is ideal for people who have an active lifestyle.

Suunto Oy's President changed during the quarter. President Dan Colliander left the Company on February 4, 2005. In the meantime, Suunto's Financial Director Mika Harjuaho and Director of Commercial Operations Ian Crichton are jointly performing the duties of the President until the new appointment has been completed.

WRIT IN TOBACCO PRODUCT LIABILITY CASE

Amer Sports Corporation and its subsidiary Amerintie 1 Oy (formerly Amer Tobacco Ltd) have been served a writ concerning product liability. The plaintiffs are four private individuals and the claim for compensation amounts to about EUR 450,000. British American Tobacco Nordic Oy has also been served a writ.

ADOPTION OF NEW IFRS STANDARDS

As from January 1, 2005, Amer Sports has applied the new IFRS standards IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations) and IFRS 2 (Share-based Payment). The application of IFRS 5 affects the presentation of the

comparative information for 2004 such that the net effect of the tobacco business - which was sold last year - on the result for the period is presented on a single line as a separate item from continuing operations. The 2004 income statement for continuing operations does not include any items related to the tobacco business. According to IFRS 2, warrants granted to the Group's management must be expensed in the income statement. The retroactive application of this standard reduces the previously reported net result for the 2004 financial year by EUR 1.9 million. The key indicators for 2004 have been recalculated, as applicable, to correspond to the changes described above.

OUTLOOK FOR 2005

Amer Sports aims to become the world's leading company in its field. Its strong cash flow from operating activities and robust balance sheet, coupled with its good position in the sports equipment market, mean that Amer Sports is on a stable footing for developing its operations further in line with its strategy.

The Company expects that the growth in demand for sports equipment will remain good in 2005, although it will plateau in the United States. Demand is anticipated to keep recovering slowly in Europe and Japan.

Amer Sports' comparable full-year net sales in local currencies are expected to grow by 3-5% compared with last year. Earnings per share for 2005 are forecast to be EUR 0.90-1.05 (2004, continuing operations: EUR 0.96).

CONSOLIDATED RESULTS, IFRS

EUR million. Unaudited.

	1-3/ 2005	1-3/ 2004	Change %	1-12/ 2004
CONTINUING OPERATIONS				
NET SALES	277.8	271.6	2	1,035.9
Cost of goods sold	-164.5	-158.2		-600.1
GROSS PROFIT	113.3	113.4		435.8
Licence income	3.8	3.8		14.3
Other operating income	0.7	1.9		3.3
R&D expenses	-7.4	-7.4		-31.3
Selling and marketing expenses	-69.0	-65.7		-245.5
Administrative and other expenses	-19.9	-18.6		-76.1
EARNING BEFORE INTEREST AND TAXES	21.5	27.4	-22	100.5
Financing income and expenses	-0.7	-1.7		-3.5
EARNINGS BEFORE TAXES	20.8	25.7	-19	97.0
Taxes	-6.6	-8.9		-28.1
Minority interest	-0.0	-0.1		-0.3
NET RESULT FROM CONTINUING OPERATIONS	14.2	16.7	-15	68.6
DISCONTINUED OPERATIONS				
Net result from discontinued operations	-	13.5		14.0
NET RESULT	14.2	30.2		82.6
Earnings per share, continuing operations, EUR	0.20	0.24		0.96
Earnings per share, diluted, continuing operations, EUR	0.20	0.23		0.96
Earnings per share, discontinued operations, EUR	-	0.19		0.20
Earnings per share, diluted,	-			

discontinued operations, EUR		0.19	0.20
Adjusted average number of shares in issue, million	71.4	70.6	71.1
Adjusted average number of shares in issue, diluted, million	71.8	71.2	71.3
Equity per share, EUR	6.26	6.01	6.41
ROCE, % *)	16.4	22.5	17.7
ROE, % **)	12.4	28.4	18.7
Average rates used: EUR 1.00 = USD	1.31	1.25	1.24

*) 12 months rolling average
**) Based on total net result

The numbers of shares in issue and other share-based key indicators have been adjusted for the December 2004 bonus issue, 1:2.

The relative proportion of the estimated tax charge for the full financial year has been charged against the results for the period.

NET SALES BY BUSINESS AREA

	1-3/ 2005	1-3/ 2004	Change %	1-12/ 2004
Racquet Sports	61.0	58.7	4	210.3
Golf	47.4	48.6	-2	147.7
Team Sports	63.9	61.5	4	185.0
Winter Sports	26.5	28.9	-8	205.6
Fitness Equipment	59.0	55.1	7	210.1
Sports Instruments	20.0	18.8	6	77.2
Net sales, total	277.8	271.6	2	1,035.9

EBIT BY BUSINESS AREA

	1-3/ 2005	1-3/ 2004	Change %	1-12/ 2004
Racquet Sports	9.0	7.2	25	26.9
Golf	4.5	3.2	41	0.5
Team Sports	12.6	12.3	2	24.6
Winter Sports	-8.4	-5.1	-	29.6
Fitness Equipment	5.8	9.5	-39	23.9
Sports Instruments	1.7	1.8	-6	8.0
Headquarters	-3.7	-1.5	-	-13.0
EBIT, total	21.5	27.4	-22	100.5

GEOGRAPHIC BREAKDOWN OF NET SALES

	1-3/ 2005	1-3/ 2004	Change %	1-12/ 2004
Americas	174.3	174.5	-	597.1
EMEA	72.6	72.5	-	327.2
Asia Pacific	30.9	24.6	26	111.6
Total	277.8	271.6	2	1,035.9

CONSOLIDATED CASH FLOW STATEMENT

	1-3/ 2005	1-3/ 2004	1-12/ 2004
Net cash from operating activities	28.8	41.5	33.2

Net cash from investing activities	-2.6	2.8	-8.4
Net cash from financing activities			
Dividends paid	-32.0	-30.5	-33.2
Issue of shares	0.0	3.2	3.2
Change in net debt	7.4	-16.3	-4.7
Net increase/decrease in cash and cash equivalents	1.6	0.7	-9.9
Cash and cash equivalents at 1 Jan	17.3	27.3	26.9
Cash and cash equivalents at 31 Mar/ 31 Dec	18.9	28.0	17.0

CONSOLIDATED BALANCE SHEET, IFRS

	31 Mar	31 Mar	31 Dec
Assets	2005	2004	2004
Goodwill	293.2	304.1	284.2
Other intangible non-current assets	3.7	9.0	4.8
Tangible non-current assets	90.1	86.7	89.4
Other non-current assets	21.9	42.6	20.7
Inventories and work in progress	161.7	132.5	154.4
Receivables	236.6	290.5	260.0
Marketable securities	-	-	-
Cash and cash equivalents	18.9	28.0	17.0
Assets	826.1	893.4	830.5
Shareholders' equity and liabilities			
Shareholders' equity	450.3	428.6	461.3
Long-term interest-bearing liabilities	30.9	32.8	27.1
Other long-term liabilities	12.7	25.9	12.6
Current interest-bearing liabilities	125.5	119.8	123.1
Other current liabilities	183.7	260.4	182.5
Provisions	23.0	25.9	23.9
Shareholders' equity and liabilities	826.1	893.4	830.5
Equity ratio, %	54.5	48.0	55.5
Gearing, %	31	29	29
EUR 1.00 = USD	1.30	1.22	1.36

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY, IFRS

	Share capital	Premium fund	Fund for own shares	Translation differences	Fair value and other reserves	Retained earnings	Total	Minority interest	Total shareholders' equity
Balance at 1 Jan 2004	97.8	185.5	-24.9	-33.8	1.6	193.3	419.5	3.0	422.5
Warrants exercised	0.4	2.8					3.2		3.2
Translation differences				6.5			6.5		6.5
Cash flow hedges					-1.3		-1.3		-1.3
Dividend distribution						-33.0	-33.0		-33.0

Warrants charged to results						0.4	0.4		0.4
Change in minority interests							0.0	0.1	0.1
Net result						30.2	30.2		30.2
Balance at 31 Mar 2004	98.2	188.3	-24.9	-27.3	0.3	190.9	425.5	3.1	428.6
Balance at 1 Jan 2005	285.7	0.8	0.0	-48.4	0.1	219.9	458.1	3.2	461.3
Translation differences				10.1			10.1		10.1
Cash flow hedges					0.1		0.1		0.1
Dividend distribution						-35.7	-35.7		-35.7
Warrants charged to results						0.3	0.3		0.3
Change in minority interests							0.0	0.0	0.0
Net result						14.2	14.2		14.2
Balance at 31 Mar 2005	285.7	0.8	0.0	-38.3	0.2	198.7	447.1	3.2	450.3

CONTINGENT LIABILITIES AND SECURED ASSETS, CONSOLIDATED

	31 Mar 2005	31 Mar 2004	31 Dec 2004
Charges on assets	-	-	-
Mortgages pledged	7.1	17.1	7.1
Guarantees	3.1	4.1	2.7
Liabilities for leasing and rental agreements	40.0	45.3	40.3
Other liabilities	28.1	31.4	29.4

There are no guarantees of contingencies given for the management of the company, the shareholders or the associated companies.

DERIVATIVE FINANCIAL INSTRUMENTS

	31 Mar 2005	31 Mar 2004	31 Dec 2004
Nominal value			
Foreign exchange forward contracts	229.6	260.4	224.0
Forward rate agreements	100.0	181.8	-
Interest rate swaps	38.6	102.3	36.7
Fair value			
Foreign exchange forward contracts	2.5	12.6	10.6
Forward rate agreements	0.0	-0.2	-
Interest rate swaps	0.4	-2.0	0.1

QUARTERLY BREAKDOWNS OF NET SALES AND EBIT

	I 2005	IV 2004	III 2004	II 2004	I 2004	IV 2003 *)	III 2003 *)	II 2003 *)

Racquet Sports	61.0	39.3	54.8	57.5	58.7	37.0	56.6	57.8
Golf	47.4	21.1	27.9	50.1	48.6	22.4	31.5	60.4
Team Sports	63.9	42.0	38.8	42.7	61.5	39.9	37.9	41.0
Winter Sports	26.5	80.5	88.6	7.6	28.9	72.0	83.2	7.1
Fitness Equipment	59.0	58.6	50.1	46.3	55.1	47.7	42.0	34.4
Sports Instruments	20.0	19.5	18.2	20.7	18.8	20.7	16.4	19.4
Net sales, total	277.8	261.0	278.4	224.9	271.6	239.7	267.6	220.1
Racquet Sports	9.0	4.5	7.7	7.5	7.2	1.9	7.9	6.9
Golf	4.5	-2.9	-4.6	4.8	3.2	-11.5	-4.8	5.1
Team Sports	12.6	5.7	3.6	3.0	12.3	4.2	3.1	4.6
Winter Sports	-8.4	20.5	24.0	-9.8	-5.1	16.0	24.9	-9.0
Fitness Equipment	5.8	7.6	4.2	2.6	9.5	7.5	7.5	2.9
Sports Instruments	1.7	2.5	2.0	1.7	1.8	1.6	2.0	1.9
Headquarters	-3.7	-4.0	-3.0	-4.5	-1.5	-1.9	-1.2	-1.0
Patent settlement	-	-	-	-	-	-	20.5	-
EBIT, total	21.5	33.9	33.9	5.3	27.4	17.8	59.9	11.4

*) pro forma, excluding tobacco business

All forecasts and estimates presented in this report are based on management's current judgment of the economic environment and the actual results may be significantly different.

Amer Sports' interim report for January 1 - June 30, 2005 will be published on August 4, 2005.

AMER SPORTS CORPORATION
Board of Directors

For further information, please contact:

Mr Roger Talermo, President & CEO, tel. +358 9 7257 8210
Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com
www.amersports.com

DISTRIBUTION
Helsinki Stock Exchange
Major media
www.amersports.com